OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Party City Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

702145103

(CUSIP Number)

Joseph I. Worsham, II
General Counsel
WS Capital Management, L.P.
300 Crescent Court, Suite 1111
Dallas, Texas 75201
(214) 756-6073

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 702145103			Page 2 of 20

1.	Name of Reporting Person: WS Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,484,955

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,484,955

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,484,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.6%

14.	Type of Reporting Person (See Instructions): HC/CO

CUSIP No. 702145103			Page 3 of 20

1.	Name of Reporting Person: WS Capital Management, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,484,955

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,484,955

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,484,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.6%

14.	Type of Reporting Person (See Instructions): IA/PN

CUSIP No. 702145103			Page 4 of 20

1.	Name of Reporting Person: Walker Smith Capital, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 110,388

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 110,388

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 110,388

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.6%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 702145103			Page 5 of 20

1.	Name of Reporting Person: Walker Smith Capital (Q.P.), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 569,677

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 569,677

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 569,677

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.3%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 702145103			Page 6 of 20

1.	Name of Reporting Person: Walker Smith International Fund, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 804,890

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 804,890

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 804,890

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.7%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 702145103			Page 7 of 20

1.	Name of Reporting Person: WSV Management, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 391,209

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 391,209

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 391,209

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.3%

14.	Type of Reporting Person (See Instructions): IA/CO

CUSIP No. 702145103			Page 8 of 20

1.	Name of Reporting Person: WS Ventures Management, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 391,209

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 391,209

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 391,209

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.3%

14.	Type of Reporting Person (See Instructions): HC/PN

CUSIP No. 702145103			Page 9 of 20

1.	Name of Reporting Person: WS Opportunity Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 112,665

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 112,665

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 112,665

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.6%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 702145103			Page 10 of 20

1.	Name of Reporting Person: WS Opportunity Fund (Q.P.), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 119,169

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 119,169

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 119,169

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 702145103			Page 11 of 20

1.	Name of Reporting Person: WS Opportunity Fund International, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 159,375

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 159,375

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 159,375

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.9%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 702145103			Page 12 of 20

1.	Name of Reporting Person: Reid S. Walker		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,877,164

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,877,164

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,877,164

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.9%

14.	Type of Reporting Person (See Instructions): HC/IN

CUSIP No. 702145103			Page 13 of 20

1.	Name of Reporting Person: G. Stacy Smith		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,876,164

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,876,164

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,876,164

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.9%

14.	Type of Reporting Person (See Instructions): HC/IN

CUSIP No. 702145103			Page 14 of 20

1.	Name of Reporting Person: Patrick P. Walker		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 395,109

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 395,109

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 395,109

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.3%

14.	Type of Reporting Person (See Instructions): HC/IN

Item 1. Security and Issuer.

     This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Party City Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 400 Commons Way, Rockaway, New Jersey 07866.

Item 2. Identity and Background.

No material changes.

Item 3. Source and Amount of Funds or Other Consideration.

     WSC acquired 7,400 shares of Common Stock for an aggregate purchase price of approximately $101,804 using working capital. WSCQP acquired 81,000 shares of Common Stock for an aggregate purchase price of approximately $1,114,341 using working capital. WS International acquired 97,500 shares of Common Stock for an aggregate purchase price of approximately $1,341,337 using working capital. WSO acquired 6,100 shares of Common Stock for an aggregate purchase price of approximately $83,919 using working capital. WSO International acquired 8,000 shares of Common Stock for an aggregate purchase price of approximately $110,058 using working capital. The shares of Common Stock were purchased in a block, at a per share price of $13.7573.

Item 4. Purpose of Transaction.

     The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons filed their initial Schedule 13D in response to the Issuer’s announcement on March 30, 2005, of the formation of a special committee of the Issuer’s Board of Directors (the “Special Committee”) to “explore strategic alternatives” available to the Issuer. The Reporting Persons continue to believe that the Common Stock is undervalued and represents an attractive investment opportunity. Moreover, with continued execution of the Issuer’s recent initiatives, the Reporting Persons continue to believe that the Issuer is well positioned to achieve significant operational improvements. Accordingly, the Reporting Persons intend to continue to actively and closely analyze the strategic alternatives pursued by the Issuer, and the evaluation process of the Special Committee in connection therewith, to ensure the maximization of outside shareholder value. In that regard, the Reporting Persons intend to exercise all rights available to ensure that maximum shareholder value is attained. Depending upon the foregoing factors or any other factors deemed relevant by the Reporting Persons, the Reporting Persons may acquire additional shares of Common Stock, or dispose of all or part of their shares of Common Stock, in open market transactions, privately negotiated transactions or otherwise. Any such acquisitions or dispositions may be effected by the Reporting Persons at any time without prior notice.

     The Reporting Persons may engage in communications from time to time with one or more stockholders, potential suitors, officers or directors of the Issuer regarding strategic alternatives available to or explored by the Issuer, various means of maximizing stockholder value or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, the Reporting Persons do not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a)     Reid S. Walker is the beneficial owner of 1,877,164 shares of Common Stock (which represents approximately 10.9% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 1, 2005), which includes (i) 1,484,955 shares beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP and WS International, (ii) 391,209 shares beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP and

WSO International and (iii) 1,000 shares held directly.

     G. Stacy Smith is the beneficial owner of 1,876,164 shares of Common Stock (which represents approximately 10.9% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 1, 2005), which includes (i) 1,484,955 shares beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP and WS International and (ii) 391,209 shares beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP and WSO International.

     Patrick P. Walker is the beneficial owner of 395,109 shares of Common Stock (which represents approximately 2.3% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 1, 2005), which includes (i) 391,209 shares beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP and WSO International, (ii) 2,500 shares held directly and (iii) 1,400 shares held by a trust for which Patrick P. Walker serves as trustee.

     WS Capital and WSC Management are the beneficial owners of 1,484,955 shares of Common Stock (which represents approximately 8.6% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 1, 2005), which includes (i) 110,388 shares beneficially owned by WSC, (ii) 569,677 shares beneficially owned by WSCQP and (iii) 804,890 shares beneficially owned by WS International.

     WSV and WSVM are the beneficial owners of 391,209 shares of Common Stock (which represents approximately 2.3% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 1, 2005), which includes (i) 112,665 shares beneficially owned by WSO, (ii) 119,169 shares beneficially owned by WSOQP and (iii) 159,375 shares beneficially owned by WSO International.

     WSC is the beneficial owner of 110,388 shares of Common Stock (which represents approximately 0.6% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 1, 2005). WSCQP is the beneficial owner of 569,677 shares of Common Stock (which represents approximately 3.3% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 1, 2005). WS International is the beneficial owner of 804,890 shares of Common Stock (which represents approximately 4.7% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 1, 2005). WSO is the beneficial owner of 112,665 shares of Common Stock (which represents approximately 0.6% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 1, 2005). WSOQP is the beneficial owner of 119,169 shares of Common Stock (which represents approximately 0.7% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 1, 2005). WSO International is the beneficial owner of 159,375 shares of Common Stock (which represents approximately 0.9% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 1, 2005).

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
(b)	Power	Power	Power	Power
WS Capital	1,484,955	0	1,484,955	0
WSC Management	1,484,955	0	1,484,955	0
WSC	110,388	0	110,388	0
WSCQP	569,677	0	569,677	0
WS International	804,890	0	804,890	0
WSV	391,209	0	391,209	0
WSVM	391,209	0	391,209	0
WSO	112,665	0	112,665	0
WSOQP	119,169	0	119,169	0
WSO International	159,375	0	159,375	0
Reid S. Walker	1,877,164	0	1,877,164	0
G. Stacy Smith	1,876,164	0	1,876,164	0
Patrick P. Walker	395,109	0	395,109	0

     (c)     During the past sixty days, the only transactions in the Common Stock effected by the Reporting Persons were the following open market transactions:

			Number of
Name	Date	Price	Shares	Purchase/Sale
WS International	2/22/2005	$12.4507	4,700	Purchase
	3/9/2005	$12.8147	3,000	Sale
	3/15/2005	$12.9950	10,000	Purchase
	4/20/05	$13.7573	97,500	Purchase
WSC	4/20/05	$13.7573	7,400	Purchase
WSCQP	4/20/05	$13.7573	81,000	Purchase
WSO	4/20/05	$13.7573	6,100	Purchase
WSO International	4/20/05	$13.7573	8,000	Purchase

     (d)     Not applicable.

     (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated April 1, 2005, entered into by and among WS Capital, L.L.C., WS Capital Management, L.P., Walker Smith Capital, L.P., Walker Smith Capital (Q.P.), L.P., Walker Smith International Fund, Ltd., WSV Management, L.L.C., WS Ventures Management, L.P., WS Opportunity Fund, L.P., WS Opportunity Fund (Q.P.), L.P., WS Opportunity Fund International, Ltd., Reid S. Walker, G. Stacy Smith and Patrick P. Walker.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2005

WS CAPITAL, L.L.C.

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.

By:	WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WALKER SMITH CAPITAL, L.P.

By:	WS Capital Management, L.P., its general partner
By:	WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WALKER SMITH CAPITAL (Q.P.), L.P.

By:	WS Capital Management, L.P., its general partner
By:	WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WALKER SMITH INTERNATIONAL FUND, LTD.

By:	WS Capital Management, L.P., its agent and attorney-in-fact
By:	WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WSV MANAGEMENT, L.L.C.

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WS VENTURES MANAGEMENT, L.P.

By:	WSV Management, L.L.C., its general partner

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WS OPPORTUNITY FUND, L.P.

By:	WS Ventures Management, L.P., its general partner
By:	WSV Management, L.L.C., its general partner

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WS OPPORTUNITY FUND (Q.P.), L.P.

By:	WS Ventures Management, L.P., its general partner
By:	WSV Management, L.L.C., its general partner

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WS OPPORTUNITY FUND INTERNATIONAL, LTD.

By:	WS Ventures Management, L.P., its agent and attorney-in-fact
By:	WSV Management, L.L.C., its general partner

By:	/s/ Reid S. Walker

Reid S. Walker, Member

/s/ Reid S. Walker

REID S. WALKER

/s/ G. Stacy Smith

G. STACY SMITH

/s/ Patrick P. Walker

PATRICK P. WALKER